--------------------------------------------------------------------------------
                                                             File No. 811-08049
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                                                             File No. 333-21311
              As filed via EDGAR with the Securities and Exchange Commission on
                                  December 23, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                      N-1A
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  X

                              Pre-Effective Amendment No.

                              Post-Effective Amendment No. 1          X

                                       and

                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 3


                       RENAISSANCE CAPITAL GREENWICH FUNDS
                          (Formerly RENAISSANCE FUNDS)
               (Exact Name of Registrant as Specified in Charter)

                              325 Greenwich Avenue
                          Greenwich, Connecticut 06830
                                     ----------------------------------------
               (Address of Principal Executive Office) (Zip Code)

         Registrant's Telephone Number, including Area Code: (203) 622-2978

                            Linda R. Killian, C.F.A.
                         Renaissance Capital Corporation
                              325 Greenwich Avenue
                          Greenwich, Connecticut 06830
                                    -------------------------------------------
                     (Name and Address of Agent for Service)

                                    Copy to:
                           Susan Penry-Williams, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022

                  Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective:

     Immediately upon filing pursuant to          on ________ __, 1998 pursuant
     paragraph (b)                                to paragraph (b)

     60 days after filing pursuant to             on February 26, 1999
     paragraph (a)(1)                             pursuant to paragraph(a)(1)  X

     75 days after filing pursuant to             on (date) pursuant to
     paragraph (a)(2)                             paragraph (a)(2), of rule
                                                  485(b).

If appropriate, check the following box:

   THE  REGISTRANT   HEREBY  AMENDS  THIS   REGISTRATION
   STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              CROSS-REFERENCE SHEET

(Pursuant to Rule 404 showing location in each form of Prospectus of the responses to the Items in Part A and location in each form of Prospectus and the Statement of Additional Information of the responses to the Items in Part B of Form N-1A).

                       RENAISSANCE CAPITAL GREENWICH FUNDS
Item Number                    Prospectus Caption
Form N-1A,
  Part A
1.   (a)                     Front Cover Page
     (b)                     Back Cover Page
2.   (a)                     Risk/Return Summary:  Investment Objective
     (b)                     Risk/Return Summary:  Principal Strategies
     (c)                     Risk/Return Summary:  Risks; Risk/ Return Bar Chart
                             and Table
3.                           Risk/Return Summary:  Fee Table
4.   (a)                     Investment Objectives and Strategies
     (b)                     Investment Objectives and Strategies; Investment
                             Policies and Techniques
     (c)                     Risks
5.                           Not Applicable
6.   (a)                     Management of the IPO Fund
     (a)(1)                  Investment Adviser
     (a)(2)                  Portfolio Managers
7. (a)                       Net Asset Value
    (b)                      Investing the IPO Fund
    (c)                      Redeeming IPO Fund Shares
     (d)(e)                  Dividends and Taxes Matters
8.   (a)-(c)                 Distribution Arrangements
9.                           Financial Highlights

Item Number                  Statement of Additional Information Caption
10.  (a)                     Front Cover Page
         (b)                 Table of Contents
11.                          Fund History
12.  (a)                     Front Cover Page
         (b)                 Investment Strategies and Risks
         (c)                 Investment Restrictions
         (d)                 Investment Strategies and Risks
13.                          Management of the IPO Fund
14.                          Management of the IPO Fund
15.                          Investment Advisory and Other Services
16.                          Brokerage Arrangements
17.                          Additional Information
18.                          How to Buy Shares; How to Redeem Shares; Valuation
                             of Securities
19.                          Taxes
20.                          Brokerage Arrangements
21.                          Performance Information
22.                          Financial Statements

Part C

         Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.














































                                     PART A





































TABLE OF CONTENTS

Page


Prospectus                                                     1
Risk/Return Summary                                            2
Annual Total Returns                                           2
Fee Table                                                      3
Investment Objectives, Strategies & Risks                      4
Investment Policies and Techniques                             5
Management of the IPO Fund                                     7
Shareholder Information                                        10
Investing in the IPO Fund                                      11
Redeeming IPO Fund Shares                                      14
Dividend and Tax Matters                                       16
Distribution Arrangements                                      17
Financial Highlights                                           18
Additional Information                                         19









                                  THE IPO PLUS
                                AFTERMARKET FUND

                       Renaissance Capital Greenwich Funds

                                   Prospectus
                                February 26, 1999

                   Investment Objective: Capital Appreciation

The IPO Plus Aftermarket Fund (the "IPO Fund") seeks capital appreciation by investing in the common stocks of Initial Public Offerings ("IPOs") on the offering and in the aftermarket.

                       No Front-end or Back-end Sales Load

No sales load is charged on purchases. See "Fee Table" for further information on fees.

                         Low Minimum Initial Investment

The minimum initial investment for a regular account is $2,500. An IRA may be initiated with a $500 minimum investment.

This Prospectus describes information about the IPO Fund that an investor ought to know before investing. Investors should read it and keep it for future reference. More information about the IPO Plus Aftermarket Fund is contained in a Statement of Additional Information ("SAI") dated February 26, 1999 which is filed with the Securities and Exchange Commission and is incorporated by reference in this Prospectus.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SHARES OF THE FUND AS AN INVESTMENT. THE SECURITIES AND EXCHANGE COMMISSION ALSO HAS NOT DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY PERSON WHO TELLS YOU THAT THE SECURITIES AND EXCHANGE COMMISSION HAS MADE SUCH AN APPROVAL OR DETERMINATION IS COMMITTING A CRIME.

                         Renaissance Capital Corporation
                              325 Greenwich Avenue
                               Greenwich, CT 06830
                                 1-888-IPO-FUND
                                www.ipo-fund.com

                               RISK/RETURN SUMMARY


                              INVESTMENT OBJECTIVE

The IPO Fund seeks appreciation of capital. The IPO Fund gives individual investors the opportunity to invest in a diverse selection of IPOs that may not otherwise be accessible to individuals acting alone.

                              PRINCIPAL STRATEGIES

The IPO Fund pursues this objective by investing in the common stocks of IPOs on the offering and in the aftermarket.

                                      RISKS

Investing in IPOs entails special risks, including limited operating history of the companies, unseasoned trading, high portfolio turnover and limited liquidity. The IPO Fund is also subject to risk common to all equity mutual funds. These and other risk factors are described in "Risks." You could lose money if you invest in the IPO Fund. Investing in the IPO Fund is best suited for individuals who are not concerned with or who do not require investment income.

                           MANAGEMENT OF THE IPO FUND

Renaissance Capital Corporation ("Renaissance Capital"), a registered investment adviser, serves as the IPO Fund's investment adviser. The principals of Renaissance Capital each have more than 18 years of portfolio management, security analysis and relevant corporate finance experience. Renaissance Capital specializes in researching IPOs and has been providing its proprietary research to institutional investors since 1992. This research and other statistical information on IPOs will be used in selecting securities for the IPO Fund. Renaissance Capital is internationally recognized as a leading provider of research on initial public offerings.
See "Management of the IPO Fund."

                              ANNUAL TOTAL RETURNS

The Annual Total Returns bar chart shows the changes in the IPO Fund's performance from January 1, 1998 to December 31, 1998. The following table shows how the IPO Fund's average annual return compares to the Russell 2000 Index. Past performance is not an indication of future results.

                    Insert Risk/Return Bar Chart & Table


                                    FEE TABLE

This table describes the fees and expenses that your may pay if you buy and hold shares of the IPO Fund.

                                Shareholder Fees
                    (fees paid directly from you investment)

Sales Charge on Purchases...........................................    None
Sales Charge on Reinvested Dividends................................    None
Deferred Sales Charge...............................................    None
Redemption Fee on Shares Held 90 Days or Less.......................   2.00%

                         Annual Fund Operating Expenses
                (expenses that are deducted from IPO Fund assets)

Management Fees (a).................................................   1.50%
Distribution/Service (12b-1) Fees...................................    .50%
Other Expenses (a)                                                     2.54%
                                                                       -----
Total Annual Operating Expenses (a).................................   4.54%
Expenses Reimbursed to the Fund (a).................................   2.04%
                                                                       -----
Net Annual Fund Operating Expenses                                     2.50%

                                     Example

(to help you compare the cost of investing in the IPO Fund to other mutual funds)

You would incur the following costs assuming (a) a $10,000 investment in the IPO Fund, (b) a 5% return each year, and (c) the IPO Fund's operating expenses remaining the same (although actual cost may be higher or lower):

If you redeemed your shares at the end of each period:

One Year                Three Years                      Five Years
--------                -----------                      ----------

Ten Years
---------


If you did not redeem your shares at the end of each period:

One Year                  Three Years                    Five Years
--------                  -----------                    ----------

Ten Years
---------

  (a) Renaissance Capital has agreed to defer or waive fees or absorb some or all of the expense of the IPO Fund in order to limit Total Annual Operating Expenses to 2.5%. Subject to the 2.5% limitation, such fee deferrals and expense absorptions are subject to later reimbursement over a period of three years. Renaissance Capital is contractually obligated to cap expenses at 2.5% through .
                    INVESTMENT OBJECTIVES, STRATEGIES & RISKS

                              Investment Objectives

The IPO Fund seeks appreciation of capital. The IPO Fund gives individual investors the opportunity to invest in a diverse selection of IPOs that may not otherwise be accessible to individuals. This objective may not be changed without shareholder approval.

                               Investment Strategy

The IPO Fund pursues this objective by investing at least 65% of its total assets in a diversified portfolio of the common stocks of IPOs at the time of the offering and in subsequent aftermarket trading. Aftermarket trading is the secondary trading in an IPO after the initial issuance of shares to public shareholders. The IPO Fund will limit aftermarket investments to those IPOs which have one or more of the following characteristics: (i) limited research;
(ii) unseasoned trading; (iii) limited float; (iv) limited public ownership; (v) limited operating history; or (vi) are relatively unknown in the U.S. capital markets. Each of these characteristics distinguishes these companies from established companies that trade in the broader stock market. Academic and financial literature consider the aftermarket period for IPOs to be up to ten years. Investments may be made in both large and small capitalization companies.

Access to Hot Issues

Due to intense demand for a limited number of shares of certain "hot issues," individual investors acting alone may have difficulty obtaining shares of IPOs at the offering price. A "hot issue" is any newly issued security which, at the time of its offering, trades in the aftermarket at a price in excess of its offering price. In addition, individual investors may also be limited to those IPOs underwritten by the broker with whom the individual investor has an account. By virtue of its size and institutional nature, the IPO Fund may have greater access to IPOs at the offering price. However, there is no assurance that the IPO Fund will be able to obtain allocations of "hot issues."

Independent IPO Research

The IPO Fund uses Renaissance Capital's research and statistical information on IPOs in selecting securities for its portfolio. This research analyzes the business, fundamentals, financial results, management control issues and proposed valuation of the IPO. Prior to an IPO and for a period of time thereafter, underwriters and brokerage firms involved in the underwriting are prohibited from providing any commentary or disseminating research on these companies to the general public. Future research distributed by an underwriter may not be considered to be independent due to the financial benefits derived from the underwriting.

Renaissance Capital employs proprietary statistical information on IPO performance trends, number of pending IPOs, industry sectors, and valuation trends to determine the overall tone of market activity. Other information sources used by Renaissance Capital may include the IPO's prospectus filed with the SEC, discussions and meetings with management, periodic corporate financial reports, press releases, general economic and industry data supplied by government agencies and trade associations, and research reports prepared by broker/dealers.

                                      Risks

As with all mutual funds, investing in the IPO Fund involves certain risks. There is no guarantee that the IPO Fund will meet its investment objective or that it will perform as it has in the past. You may lose money if you invest in the IPO Fund. Accordingly, you should consider the risks described below, as well as the risks described in the Statement of Additional Information, before you decide to invest in the IPO Fund.

Special Risks of IPOs

By definition, IPOs have not traded publicly until the time of their offerings. Special risks associated with IPOs may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the company, and limited operating history, all of which may contribute to price volatility. The limited number of shares available for trading in some IPOs may make it more difficult for the IPO Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. In addition, some IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of the companies involved in new industries may be regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of such. Foreign initial public offerings are subject to foreign political and currency risks. Many IPOs are issued by undercapitalized companies of small or microcap size.

Risks Common to all Mutual Funds

In general, mutual funds are subject to three common risks:

Market risk is the risk that the market value of a security will go up or down, sometimes rapidly or unpredictably, depending on the supply and demand for the type of security. These fluctuations may cause a security to be worth more or less than the price the IPO Fund originally paid for it. Market risk applies to individual securities, industries, sectors of the economy, and the entire market and is common to all investments.

Manager risk is the risk that the IPO Fund's portfolio managers may use a strategy that does not produce the intended result. Manager risk also refers to the possibility that the portfolio manager's strategy may not achieve the IPO Fund's investment objective.

Like other mutual funds, the IPO Fund could be adversely affected if its computer systems or the computer systems used by its service providers do not properly process and calculate date-related information on and after January 1, 2000. The IPO Fund and its service providers have been actively updating their systems to be able to process year 2000 data.



                       INVESTMENT POLICIES AND TECHNIQUES

Under normal conditions, the IPO Fund will invest at least 65% of its total assets in the common stocks of the IPOs on the offering and in the aftermarket. The IPO Fund may also invest up to 35% of its total assets in the common stocks of issuers that are not IPOs. The following provides a brief description of some additional types of securities in which the IPO Fund may invest including certain transactions it may enter into and techniques described herein without shareholder approval unless a policy is expressly deemed to be changeable only by shareholder vote.

                             Short Term Obligations

When Renaissance Capital deems market or economic conditions to be unfavorable, the IPO Fund may assume a defensive position by temporarily investing up to 100% of its assets in cash or high quality money market instruments, such as short-term U.S. government obligations, commercial paper, or repurchase agreements, seeking to protect its assets until conditions stabilize.

                          Investment in Foreign Issuers

The IPO Fund may invest up to 25% of its assets, measured at the time of investment, in securities of foreign issuers. However, investment may be made without limitation in securities of foreign issuers that are registered with the SEC and trade on a U.S. stock exchange. Such investments will be made either directly in such issuers or indirectly through American Depository Receipts ("ADRs"), American Depository Shares ("ADSs") or closed-end investment companies.

                                  Short Selling

The IPO Fund may from time to time sell securities short. A short sale is a transaction in which the IPO Fund sells borrowed securities in anticipation of a decline in the market price of the securities. The IPO Fund may make a profit or incur a loss depending on whether the market price of the security decreases or increases between the date of the short sale and the date on which the IPO Fund must replace the borrowed security. All short sales must be fully collateralized, and the IPO Fund will not sell securities short if, immediately after and as a result of the sale, the value of all securities sold short by the IPO Fund exceeds 33 1/3% of its total assets.

                               Portfolio Turnover

The IPO Fund may make short-term investments when it is deemed desirable to do so. The IPO Fund may, from time to time, sell a security without regard to the length of time that it has been held to realize a profit or to avoid an anticipated loss. Short-term transactions produce higher portfolio turnover rates than would otherwise be the case, resulting in the likelihood of larger expenses (including brokerage commissions) than are incurred by mutual funds that engage primarily in long-term transactions. The IPO Fund's portfolio turnover rate will fluctuate annually and may exceed 200% in any given year.

                        Additional Investment Techniques

The IPO Fund may invest in derivatives, such as futures and options, which will subject the IPO Fund to additional risks, including increased volatility and a disproportionate impact on IPO Fund performance. The IPO Fund may also invest in illiquid and restricted securities, convertible securities, and repurchase agreements, and may sell securities short and engage in securities lending. The IPO Fund may use borrowed money to purchase securities, which is a form of leverage. Each of these investment techniques involves additional risks, which are described in detail in the Statement of Additional Information.


                           MANAGEMENT OF THE IPO FUND

                               Investment Adviser

Renaissance Capital, located at 325 Greenwich Avenue, Greenwich, CT, 06830, serves as the investment adviser pursuant to an Investment Advisory Agreement (the "Investment Advisory Agreement"), which provides that Renaissance Capital will furnish continuous investment advisory services and management to the IPO Fund, subject to the overall authority of the IPO Fund's Board of Trustees.

Renaissance Capital specializes in researching IPOs and has been providing its proprietary research, primarily to institutional investors, since 1992.
Renaissance Capital is internationally recognized as a leading provider of research on initial public offerings. Renaissance Capital has analyzed and built a proprietary research database of more than 2,500 IPOs. Renaissance Capital believes it is the leading provider of such research to institutional investors. In addition, Renaissance Capital makes full-length and abridged versions of its original research available to a wide group of investors through various electronic delivery media. This research and statistical information on IPOs is used in selecting securities for the IPO Fund.

Renaissance Capital supervises and manages the investment portfolio of the IPO Fund and directs the day-to-day management of the IPO Fund's investment portfolio. For its services, Renaissance Capital will receive an annual fee of 1.5% on the average daily net assets of the IPO Fund. Renaissance Capital may, from time to time, voluntarily agree to defer or waive fees or absorb some or all of the expenses of the IPO Fund. In the event it should do so, such fee deferrals and expense absorptions are subject to later reimbursement for a period of three years.

                               Portfolio Managers

The principals of Renaissance Capital are responsible for the day-to-day management of the IPO Fund's portfolio. Each individual has more than 18 years of relevant portfolio management, securities analysis and corporate finance experience prior to forming Renaissance Capital.

Linda R. Killian, C.F.A.

Founder  and  Principal  of  Renaissance   Capital,   her  18-year  professional
experience spans investment management and equity research.

Before forming Renaissance Capital, she was a portfolio manager and analyst with Wertheim Schroder Investment Services, where she managed broadly diversified equity and balanced accounts for pension, high net worth and not-for-profit organizations. Her analytic coverage included health care, retailing, telecommunications services, consumer products and media. Prior to Wertheim Schroder, she was a portfolio manager and equity analyst with Citicorp
Investment Management where she created, managed and researched the Medium Capitalization Stock Fund, one of the first investment vehicles focusing on the mid-cap sector. Over the six years at Citicorp, she also covered a variety of industries as an analyst, including telecommunication services, special situations, multi-industry companies and mid-capitalization companies. Before joining Citicorp, she was a member of the Utility Corporate Finance Group at The First Boston Corporation, where she was involved in numerous utility debt and equity financings and specialized in financial issues pertaining to diversification and deregulation. As a public utility finance professional, she appeared as an expert witness before public utility commissions and published articles on deregulation in industry journals.

Ms. Killian earned an M.B.A. from the Wharton School in 1979 and a B.A. from New York University in 1972, where she was designated an Outstanding Scholar. She is a Chartered Financial Analyst and is active in the New York Society of Security Analysts.

Kathleen Shelton Smith

Founder and Principal of Renaissance Capital, her 18-year professional experience consists of investment banking and equity research involving technology and emerging growth companies. Her industry expertise is broad including technology, communications, health care and industrial companies.

Prior to forming Renaissance Capital in 1991, she was a director of Merrill Lynch Capital Markets' Technology and Emerging Growth Investment Banking Group. Her experience includes mergers and acquisitions and numerous public equity offerings. She has been the investment banker for many IPOs including Cabletron Systems, EMC Corporation and United States Cellular. Over the years she has been a keynote speaker at many highly regarded Technologic Conferences including the conferences on Personal Computers, Communications, Software and Semiconductors.

Ms. Smith earned an M.B.A. from the Wharton School in 1979 and a B.A., Phi Beta Kappa, from the Pennsylvania State University in 1976. She is certified by the NASD as a general securities principal.

William K. Smith

Founder  and  President  of  Renaissance   Capital,  his  19-year  professional
experience covers equity research, investment banking, financial restructuring and management consulting.

Prior to forming Renaissance Capital, he was an investment banking senior vice president at Kidder Peabody where he was a founding member of Kidder's Financial Restructuring Group. This group was involved in numerous significant and complex restructuring assignments. His industry experience spans electrical equipment, retailing, steel, energy, health care, automotive, technology, publishing, banking and insurance. He was a vice president in the Corporate Finance Group at Bear Stearns prior to Kidder Peabody. While at Bear Stearns, he specialized in corporate restructurings, valuations and mergers & acquisitions. Before that, he was a senior manager in management consulting at the Touche Ross Financial Services Center where he specialized in valuations and mergers & acquisitions for a broad cross section of clients. He is the author of the book, "Strategic Growth Through Mergers and Acquisitions," which was published by Prentice Hall in the United States and Japan.

Mr. Smith earned an M.B.A. in finance from the Wharton School in 1978 and a B.S. in Electrical Engineering from Villanova University in 1973. He is certified by the NASD as a general securities principal and a financial and operations principal.


                             SHAREHOLDER INFORMATION

                                 Net Asset Value

Net asset value for the IPO Fund is determined as of the end of regular trading hours on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on days that the New York Stock Exchange is open. The net asset value per share is determined by dividing the market value of the IPO Fund's securities as of the close of trading plus any cash or other assets (including dividends and accrued interest) less all liabilities (including accrued expenses) by the number of the IPO Fund's shares outstanding. The IPO Fund's shares trade on the NASDAQ under the symbol IPOSX.

                            Automatic Investment Plan

The IPO Fund offers an Automatic Investment Plan whereby an investor may automatically purchase shares of the IPO Fund on a monthly basis ($100 minimum per transaction). Applications to establish the Automatic Investment Plan are available from the IPO Fund.

                                Retirement Plans

The IPO Fund offers various tax-sheltered retirement plans that allow investors to invest for retirement and to shelter some of their income from taxes. Application forms, as well as descriptions of applicable service fees and certain limitations on contributions and withdrawals, are available from the Transfer Agent of the IPO Fund upon request. These Retirement Plans include Individual Retirement Accounts (IRAs), Rollover IRAs, Simplified Employee Pension Plans (SEP/IRAs), and Salary Reduction SEPs.

                             Minimum Account Balance

The IPO Fund reserves the right to redeem shares held in any account at its option upon thirty days written notice if the net asset value of the account falls below $500 for reasons other than market conditions and remains so during the notice period.


                            INVESTING IN THE IPO FUND

Shares of the IPO Fund may be purchased directly from Renaissance Capital Fund, or through an account maintained with a securities broker or other financial institution. Investors may be charged a fee if they effect transactions through a securities broker or agent.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. No cash will be accepted. A $15 fee may be charged against an investor's account for any payment check returned to the Transfer Agent for insufficient funds, stop payment, closed account or other reasons. The investor will also be responsible for any losses suffered by the IPO Fund as a result. The IPO Fund reserves the right to reject any purchase order for IPO Fund shares. No share certificates will be issued.

The   minimum   purchase   requirements,   which  may  be   altered  in  certain
circumstances, are $2,500 for regular accounts; and $500 for IRAs. Additional investments are $100. Questions about the IPO Fund can be answered by calling toll-free 1-888-IPO-FUND.

                    Procedure for Purchasing IPO Fund Shares

             To Open an Account:                      To Add to an Account:
             ------------------                       --------------------
By Mail  ... Complete and sign the                    Make the check payable
             New Account Application.                 To the IPO FUND and
             Make sure the check is                   mail to the address at the
             payable to the IPO Fund                  left. Put the account
             and mail to:                             name, address and IPO
                                                      Fund account number on
             The IPO Fund the check.
             P.O. Box 2798
             Boston, MA 02208-2798

By Courier... Follow instructions above               Follow the instructions
              and send to:                            above and send to the
                                                      address at the left.
              The IPO Fund
              c/o Chase Global Fund Services
              73 Tremont Street
              Boston, MA 02108-3913

By Telephone... Telephone transactions                Call toll free
                may not be used for initial           1-888-IPO-FUND to
                purchases.                            initiate an electronic
                                                      funds transfer.  ACH
                                                      bank account informa-
                                                      tion will be required.



By Wire  ... Call toll free 1-888-IPO-FUND           Follow the
             to notify us of a wire                  instructions at the
             transfer and to verify                  left.  Please note
             instructions.  You will be              that wires may be
             given a wire reference                  rejected if they do
             control number.  Then wire              not contain complete
             funds care of Chase Manhattan           account information.
             Bank:

                Credit: 021000021
                Account No.: 910-2-776128
                Wire Reference Control No.:__________
                Further Credit: IPO Fund
                Shareholder Account No.:____________
                Shareholder Name: _________________
                Include your name, address and taxpayer ID.

                          Purchases by Mail or Courier

The New Account Application, if properly filled out and accompanied by payment in the form of a check made payable to the IPO Fund, will be processed upon receipt by the Transfer Agent. If the Transfer Agent receives your order and payment by the close of regular trading (currently 4:00 p.m. Eastern Time) on the New York Stock Exchange, your shares will be purchased at the net asset value calculated at the close of regular trading on that day. If received after that time, your shares will be purchased at the net asset value determined as of the close of regular trading on the next business day.

                   Purchases Through Financial Service Agents

If you are investing through a Financial Service Agent, please refer to their program materials for any additional special provisions or fees that may be different from those described in this Prospectus. Certain Financial Service Agents may receive compensation from the IPO Fund. The Financial Service Agent must promise to send to the Transfer Agent immediately available funds in the amount of the purchase price within one business day from the date of the trade.

                             Purchases by Telephone

Only bank accounts held at domestic financial institutions that are Automated Clearing House (ACH) members can be used for telephone transactions. Telephone transactions may not be used for initial purchases. Your account must already be established prior to initiating telephone transactions. Your shares will be purchased at the net asset value determined as of the close of regular trading on the date that the Transfer Agent receives payment for shares purchased by electronic funds transfer through the ACH system. Most transfers are completed within three business days after your call to place the order. To preserve flexibility, the IPO Fund may revise or remove the ability to purchase shares by phone, or may charge a fee for such service, although currently, the IPO Fund does not expect to charge a fee.

The IPO Fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include requiring some form of personal identification prior to acting upon telephone instructions, providing written confirmations of all such transactions, and/or tape recording all telephone instructions. Assuming procedures such as the above have been followed, the IPO Fund will not be liable for any loss, cost or expense for acting upon an investor's telephone instructions or for any unauthorized telephone redemption. As a result of this policy, the investor will bear the risk of any loss unless the IPO Fund has failed to follow such procedure(s).

                                Purchases by Wire

Before you purchase your initial shares by wire, you must prepare and file a New Account Application with the Transfer Agent. The Transfer Agent must receive the New Account Application before any of the shares purchased can be redeemed. You should contact your bank (which will need to be a commercial bank that is a member of the Federal Reserve System) for information on sending funds by wire, including any charges that your bank may make for these services.


                            REDEEMING IPO FUND SHARES

You may sell (redeem) your shares at any time. A fee will be charged on the redemption of shares equal to 2% of the redemption price of shares of the IPO Fund held 90 days or less that are being redeemed. There is no redemption fee for the sale of shares held longer than 90 days. The redemption fee will not apply to shares representing the reinvestment of dividends and capital gains distributions. Reinvested distributions will be sold first without a fee. The redemption fee will be applied on a share by share basis using the "first shares in, first shares out" (FIFO) method. Therefore, the oldest shares are considered to have been sold first. Redemption fee proceeds will be applied to the IPO Fund's aggregate expenses allocable to providing custody and redemption services, including transfer agent fees, postage, printing, telephone costs and employment costs relating to the handling and processing of redemptions. Any excess fee proceeds will be added to the IPO Fund's capital. Ordinarily, the IPO Fund makes payment by check for the shares redeemed within seven days after it receives a properly completed request. However, the right of redemption may be suspended or payment may be postponed under unusual circumstances such as when trading on the New York Stock Exchange is restricted. Payment of redemption proceeds with respect to shares purchased by check will not be made until the check or payment received for investment has cleared, which may take up to 15 calendar days from the purchase date.

Payment of the redemption proceeds for shares of the IPO Fund where an investor requests wire payment will normally be made in federal funds on the next business day. The Transfer Agent will wire redemption proceeds only to the bank and account designated on the New Account Application or in written instructions subsequently received by the Transfer Agent, and only if it is a commercial bank and a member of the Federal Reserve System. The Transfer Agent currently charges a $10 fee for each payment made by wire of redemption proceeds, which fee will be deducted from the investor's proceed.

                       Procedure for Requesting Redemption

You may request the sale of your shares by mail, courier or telephone as described below:

By Mail                                          By Courier
-------                                          -----------
The IPO Fund                                     The IPO Fund
P.O. Box 2798                                    c/o Chase Global Fund Services
Boston, MA 02208-2798                            73 Tremont Street
                                                 Boston, MA 02108-3913

The selling price of each share being redeemed will be the IPO Fund's per share net asset value next calculated after receipt of all required documents in good order. Good order means that the request must include:

      * Your IPO Fund account number

      * The number of shares or dollar amount to be sold (redeemed)

      * The signatures of all account owners exactly as they are registered on the account

      * Any required  signature  guarantees

      * Any supporting legal documentation that is required in the case of estates, trusts, corporations or partnerships

      * In the case of shares being redeemed from an IRA or IRA/SEP Plan, a statement of whether or not federal income tax should be withheld (in the absence of any statement, federal tax will be withheld)

A signature guarantee of each owner is required to redeem shares in the following situations (I) if you change ownership on your account; (ii) when you want the redemption proceeds sent to a different address from that registered on the account; (iii) if the proceeds are to be made payable to someone other than the account's owner(s); (iv) any redemption transmitted by federal wire transfer to your bank; and (v) if a change of address request has been received by the IPO Fund or the Transfer Agent within the last 15 days. In addition, signature guarantees are required for all redemptions of $25,000 or more from any shareholder account.

Signature guarantees are designed to protect both you and the IPO Fund from fraud. Signature guarantees can be obtained from most banks, credit unions or savings associations, or from broker/dealers, national securities exchanges, registered securities associations or clearing agencies deemed eligible by the SEC. Notaries cannot provide signature guarantees.


By Telephone

Shares of the IPO Fund may also be sold by calling the Transfer Agent toll free at 1-888-IPO-FUND. To use this procedure for telephone redemption, a shareholder must have previously elected this procedure in writing, which election will be reflected in the records of the Transfer Agent, and the redemption proceeds must be mailed directly to the investor or transmitted to the investor's predesignated account at a domestic bank. To change the designated account or address, a written request with signature(s) guaranteed must be sent to the Transfer Agent. The IPO Fund reserves the right to limit the number of telephone redemptions by an investor. Once made, telephone requests may not be modified or canceled. The selling price of each share being redeemed will be the IPO Fund's per share net asset value next calculated after receipt by the Transfer Agent of the telephone redemption request. The IPO Fund will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine.

The IPO Fund reserves the right to redeem shares held in any account at its option upon thirty days written notice if the net asset value of the account falls below $500 for reasons other than market conditions and remains so during the notice period.


                            DIVIDEND AND TAX MATTERS

                    Dividends and Capital Gain Distributions
The IPO Fund intends to pay dividends from net investment income and net realized capital gains (not offset by capital loss carryovers) on an annual basis in December. Investors may elect to reinvest all income dividends and capital gains distributions in shares of the IPO Fund or in cash as designated on the New Account Application. If the investor does not specify an election, all income dividends and capital gains distributions will automatically be reinvested in full and fractional shares of the IPO Fund will be calculated to the nearest 1000th of a share. Shares will be purchased at the net asset value in effect on the business day after the dividend record date and will be credited to the investor's account on such date. Reinvested dividends and distributions receive the same tax treatment as those paid in cash.

An investor may change his or her election at any time by sending written notification to the IPO Fund, P.O. Box 2798, Boston, MA 02108. The election is effective for distributions with a dividend record date on or after the date that the Transfer Agent receives notice of the election.

                                      Taxes

The IPO Fund intends to qualify annually for and elect tax treatment applicable to all regulated investment companies under Subchapter M of the Internal Revenue Code of 1996, as amended. Because it intends to distribute substantially all of its net investment income and capital gains to shareholders, it is not expected that the IPO Fund will be required to pay any federal income taxes. The IPO Fund would be subject to a 4% excise tax on the portion of its undistributed income if it fails to meet certain annual distribution requirements. The IPO Fund intends to make distributions in a timely manner, and accordingly, does not expect to be subject to taxes. Shareholders will normally have to pay federal income taxes and any state and local income taxes on the dividends and distributions they receive from the IPO Fund. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them.

At the end of each calendar year, shareholders are sent full information on dividends and long-term capital gains distributions for tax purposes, including information as to the portion taxable as ordinary income and the portion taxable as long-term capital gains.

Prior to purchasing shares of the IPO Fund, prospective shareholders (except for tax qualified retirement plans) should consider the impact of dividends or capital gains distributions which are expected to be announced, or have been announced but not paid. Any such dividends or capital gains distributions paid shortly after a purchase of shares by an investor prior to the record date will have the effect of reducing the per share net asset value by the amount of the dividends or distributions. All or a portion of such dividends or distributions, although in effect a return of capital, is subject to taxation.

Shareholders are advised to consult their own tax advisers with respect to these matters.


                            DISTRIBUTION ARRANGEMENTS

The IPO Fund has adopted a Distribution and Shareholder Servicing Plan (the"Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes annual payments by the IPO Fund in connection with the distribution of its shares at an annual rate, as determined from time to time by the Board of Trustees, of up to .50% of the IPO Fund's average daily net assets A long-term shareholder should consider that the fees and costs it will incur under the Distribution Plan may result in the shareholder paying more over time than the equivalent of the maximum front-end sales charges permitted by the rules and regulations of the National Association of Securities Dealers, Inc.

Payments for distribution under the Plan shall be used to compensate or reimburse the Broker/Dealer and other broker-dealers for services provided and expenses incurred in connection with the sale of the IPO Fund's shares, and are not tied to the amount of actual expenses incurred. Payments for distribution may also be used to compensate broker-dealers with trail or maintenance commissions at an annual rate of up to .25% of the average daily net asset value of shares invested in the IPO Fund by customers of these broker-dealers.


                        FINANCIAL HIGHLIGHTS INFORMATION

This financial highlights table is intended to help you understand the IPO Fund's financial performance for the period since its inception on December 18, 1997. Certain information reflects financial results for a single share of the IPO Fund. The total returns in the table represents the rate that an investor would have earned (or lost) on an investment in the IPO Fund assuming reinvestment of all dividends and distributions.

Tait, Weller & Baker has audited this information. Tait, Weller & Baker's report along with further detail on the Funds financial statements are included the annual report which is available upon request.





For a capital share outstanding throughout the period:December 19, 1997 to September 30, 1998

Net Asset Value, beginning of period                             $  12.50
                                                                 --------

Income (loss) from investment operations
          Net investment loss                                             (.08)
          Net realized and unrealized loss on investments                (1.23)
                                                                      ---------
Total from investment operations                                         (1.31)

Net asset value, end of period                                            11.19
                                                                       ========


Total return                                                           (10.48%)

Net assets, end of period (thousands)                                   $ 7,288

Ratio/supplemental data

Ratio of expenses to average net assets (excluding waivers)              4.54%*
Ratio of net investment loss to average net assets (excluding waivers) (2.99%)*
Portfolio turnover rate                                                  71.26%

*Annualized

                             ADDITIONAL INFORMATION

                       Statement of Additional Information

The Statement of Additional Information ("SAI") provides a more complete discussion of certain matters contained in this Prospectus and is incorporated by reference, which means that it is considered a part of the Prospectus.

                         Annual and Semi-Annual Reports

The annual and semi-annual reports to shareholders contain additional information about the IPO Fund's investments, including a discussion of the market conditions and investment strategies that significantly affected the IPO Fund's performance during its last fiscal year.

                              Obtaining Information

You may obtain the Statement of Additional Information and annual and semi-annual reports without charge by calling toll free 888-IPO-FUND or by writing to the IPO Fund, P.O. Box 2798, Boston, MA 02208-2798. You may review this information at the Public Reference Room of the Securities and Exchange Commission, Washington, D.C. 20549-6009. You can obtain information about the operations of the SEC's Public Reference Room by calling 1-800-SEC-0330. Investment Company Act File no. 811-08049

                                     Counsel

Kramer Levin Naftalis & Frankel LLP 919 Third Avenue, New York, NY 10022-3852, serves as counsel to Renaissance Capital Funds.

                    Independent Certified Public Accountants

Tait, Weller & Baker, 8 Penn Plaza, Suite 800, Philadelphia, PA 19103 serves as independent certified public accountants of Renaissance Capital Funds.

                Custodian, Transfer and Dividend Disbursing Agent

Chase Global Fund Services, which has its principal custodial address at 73 Tremont Street, Boston, MA 02108-3913, acts as custodian of the IPO Fund's investments, and also serves a the IPO Fund's Transfer and Dividend Disbursing Agent.


























































                                     PART B






































                          The IPO Plus Aftermarket Fund
                       STATEMENT OF ADDITIONAL INFORMATION
                                February 26, 1999

The IPO Plus Aftermarket Fund (the "IPO Fund") is a series of Renaissance Capital Greenwich Funds ("Renaissance Capital Funds"), a Delaware Trust, operating as a diversified, open-end investment company. This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus for the IPO Fund also dated February 26, 1999. A Prospectus may be obtained without charge by writing the IPO Fund, P.O. Box 2798, Boston, MA 02208, or by calling toll free at 1-888-IPO FUND.


                               TABLE OF CONTENTS

FUND HISTORY                                                            2

INVESTMENT STRATEGIES AND RISKS                                         2

INVESTMENT RESTRICTIONS                                                 7

MANAGEMENT OF THE IPO FUND                                              8

INVESTMENT ADVISORY AND OTHER SERVICES                                 11

SHAREHOLDER SERVICES                                                   12

BROKERAGE ARRANGEMENTS                                                 12

HOW TO BUY SHARES                                                      13

HOW TO REDEEM SHARES                                                   13

VALUATION OF SECURITIES                                                14

TAXES                                                                  14

PERFORMANCE INFORMATION                                                16

ADDITIONAL INFORMATION                                                 17

FINANCIAL STATEMENTS                                                   18















                                 FUND HISTORY

The IPO Fund is a series of Renaissance Capital Funds, a Delaware business trust organized on January 8, 1997. The Trust may offer an unlimited number of shares and classes of the IPO Fund.


INVESTMENT STRATEGIES AND RISKS

The following information supplements, and should be read in conjunction with, the section in the Prospectus entitled "Investment Objective and Strategies".

                                 Futures Contracts

The IPO Fund may enter into futures contracts, options on futures contracts and stock index futures contracts and options thereon for the purposes of remaining fully invested and reducing transaction costs. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security, class of securities, or an index at a specified future time and at a specified price. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the close of trading of the contracts and the price at which the futures contract is originally struck. Futures contracts which are standardized as to maturity date and underlying financial instrument are traded on national futures exchanges. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC"), a U.S. Government agency.

Although futures contracts by their terms call for actual delivery and acceptance of the underlying securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery. Closing out an open futures position is done by taking an opposite position ("buying" a contract which has previously been "sold," or "selling" a contract previously purchased) in an identical contract to terminate the position. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. The acquisition of put and call options on futures contracts will, respectively, give the IPO Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period. Brokerage commissions are incurred when a futures contract is bought or sold.

Futures traders are required to make a good faith margin deposit in cash or government securities with a broker or custodian to initiate and maintain open positions in futures contracts. A margin deposit is intended to assure completion of the contract (delivery or acceptance of the underlying security) if it is not terminated prior to the specified delivery date. Minimal initial margin requirements are established by the futures exchange and may be changed. Brokers may establish deposit requirements which are higher than the exchange minimums. Initial margin deposits on futures contracts are customarily set at levels much lower than the prices at which the underlying securities are purchased and sold, typically ranging upward from less than 5% of the value of the contract being traded.

After a futures contract position is opened, the value of the contract is marked-to-market daily. If the futures contract price changes to the extent that the margin on deposit does not satisfy margin requirements, payment of additional "variation" margin will be required. Conversely, change in the contract value may reduce the required margin, resulting in a repayment of excess margin to the contract holder. Variation margin payments are made to and from the futures broker for as long as the contract remains open. The IPO Fund expects to earn interest income while its margin deposits are held pending performance on the futures contract.

When interest rates are expected to rise or market values of portfolio securities are expected to fall, the IPO Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, the IPO Fund, through the purchase of such contracts, can attempt to secure better rates or prices for the IPO Fund than might later be available in the market when it effects anticipated purchases.

The IPO Fund's ability to effectively utilize futures trading depends on several factors. First, it is possible that there will not be a perfect price correlation between the futures contracts and their underlying stock index. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the IPO Fund could lose more than the original margin deposit required to initiate a futures transaction.

Restrictions on the Use of Futures Contracts. The IPO Fund will only sell futures contracts to protect securities it owns against price declines or purchase contracts to protect against an increase in the price of securities it intends to purchase. The IPO Fund will not enter into futures contract transactions for purposes other than bona fide hedging purposes to the extent that, immediately thereafter, the sum of its initial margin deposits on open contracts exceeds 5% of the market value of the IPO Fund's total assets. In addition, the IPO Fund will not enter into futures contracts to the extent that the value of the futures contracts held would exceed 1/3 of the IPO Fund's total assets. Futures transactions will be limited to the extent necessary to maintain the Fund's qualification as a regulated investment company.

Renaissance Capital Funds, on behalf of the IPO Fund, has undertaken to restrict its futures contract trading as follows: first, the IPO Fund will not engage in transactions in futures contracts for speculative purposes; second, the IPO Fund will not market its funds to the public as commodity pools or otherwise as vehicles for trading in the commodities futures or commodity options markets; third, the IPO Fund will disclose to all prospective shareholders the purpose of and limitations on its commodity futures trading; fourth, the IPO Fund will submit to the CFTC special calls for information. Accordingly, registration as a commodities pool operator with the CFTC is not required.

In addition to the margin restrictions discussed above, transactions in futures contracts may involve the segregation of funds pursuant to requirements imposed by the Securities and Exchange Commission (the "SEC"). Under those requirements, where the IPO Fund has a long position in a futures contract, it may be required to establish a segregated account (not with a futures commission merchant or broker, except as may be permitted under SEC rules) containing cash or certain liquid assets equal to the purchase price of the contract (less any margin on deposit). For a short position in futures or forward contracts held by the IPO Fund, those requirements may mandate the establishment of a segregated account (not with a futures commission merchant or broker, except as may be permitted under SEC rules) with cash or certain liquid assets that, when added to the amounts deposited as margin, equal the market value of the instruments underlying the futures contracts (but are not less than the price at which the short positions were established). However, segregation of assets is not required if the IPO Fund "covers" a long position. For example, instead of segregating assets, the IPO Fund, when holding a long position in a futures contract, could purchase a put option on the same futures contract with a strike price as high or higher than the price of the contract held by the IPO Fund. In addition, where the IPO Fund takes short positions, or engages in sales of call options, it need not segregate assets if it "covers" these positions. For example, where the IPO Fund holds a short position in a futures contract, it may cover by owning the instruments underlying the contract. The IPO Fund may also cover such a position by holding a call option permitting it to purchase the same futures contract at a price no higher than the price at which the short position was established. Where the IPO Fund sells a call option on a futures contract, it may cover either by entering into a long position in the same contract at a price no higher than the strike price of the call option or by owning the instruments underlying the futures contract. The IPO Fund could also cover this position by holding a separate call option permitting it to purchase the same futures contract at a price no higher than the strike price of the call option sold by the IPO Fund.

Risk Factors in Futures Transactions. Positions in futures contracts may be closed out only on an exchange that provides a secondary market for such futures. However, there can be no assurance that a liquid secondary market will exist for any particular futures contract at any specific time. Thus, it may not be possible to close a futures position. In the event of adverse price movements, the IPO Fund would continue to be required to make daily cash payments to maintain the required margin. In such situations, if the IPO Fund has insufficient cash, it may have to sell portfolio securities to meet daily margin requirements at a time when it may be disadvantageous to do so. In addition, the IPO Fund may be required to make delivery of the instruments underlying futures contracts it holds. The inability to close options and futures positions also could have an adverse impact on the ability to effectively hedge them. The IPO Fund will minimize the risk that it will be unable to close out a futures contract by only entering into futures contracts which are traded on national futures exchanges and for which there appears to be a liquid secondary market.

The risk of loss in trading futures contracts in some strategies can be substantial, due both to the low margin deposits required, and the extremely high degree of leverage involved in futures pricing. Because the deposit requirements in the futures markets are less onerous than margin requirements in the securities market, there may be increased participation by speculators in the futures market, which may also cause temporary price distortions. A relatively small price movement in a futures contract may result in immediate and substantial loss (as well as gain) to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit if the contract were closed out. Thus, a purchaser or sale of a futures contract may result in losses in excess of the amount invested in the contract. However, because the futures strategies engaged in by the IPO Fund are primarily for hedging purposes, Renaissance Capital believes that the IPO Fund is generally not subject to risks of loss exceeding those that would be undertaken if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

Utilization of futures transactions by the IPO Fund does involve the risk of imperfect or no correlation where the securities underlying futures contract have different maturities than the portfolio securities being hedged. It is also possible that the IPO Fund could both lose money on futures contracts and also experience a decline in value of its portfolio securities. There is also the risk of loss by the IPO Fund of margin deposits in the event of bankruptcy of a broker with whom the IPO Fund has an open position in a futures contract or related option.

                              Options

The IPO Fund may purchase and sell put and call options on their portfolio securities to enhance investment performance and to protect against changes in market prices.

Covered Call Options. The IPO Fund may write covered call options on its securities to realize a greater current return through the receipt of premiums than it would realize on its securities alone. Such option transactions may also be used as a limited form of hedging against a decline in the price of securities owned by the IPO Fund.

A call option gives the holder the right to purchase, and obligates the writer to sell, a security at the exercise price at any time before the expiration date. A call option is "covered" if the writer, at all times while obligated as a writer, either owns the underlying securities (or comparable securities satisfying the cover requirements of the securities exchanges), or has the right to acquire such securities through immediate conversion of securities.

In return for the premium received when it writes a covered call option, the IPO Fund gives up some or all of the opportunity to profit from an increase in the market price of the securities covering the call option during the life of the option. The IPO Fund retains the risk of loss should the price of such securities decline. If the option expires unexercised, the IPO Fund realizes a gain equal to the premium, which may be offset by a decline in price of the underlying security. If the option is exercised, the IPO Fund realizes a gain or loss equal to the difference between the IPO Fund's cost for the underlying security and the proceeds of sale (exercise price minus commissions) plus the amount of the premium.

The IPO Fund may terminate a call option that it has written before it expires by entering into a closing purchase transaction. The IPO Fund may enter into closing purchase transactions in order to free itself to sell the underlying security or to write another call on the security, realize a profit on a previously written call option, or protect a security from being called in an unexpected market rise. Any profits from a closing purchase transaction may be offset by a decline in the value of the underlying security. Conversely, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by unrealized appreciation of the underlying security owned by the IPO Fund.

Covered Put Options. The IPO Fund may write covered put options in order to enhance its current return. Such options transactions may also be used as a limited form of hedging against an increase in the price of securities that the IPO Fund plans to purchase. A put option gives the holder the right to sell, and obligates the writer to buy, a security at the exercise price at any time before the expiration date. A put option is "covered" if the writer segregates cash and high-grade short-term debt obligations or other permissible collateral equal to the price to be paid if the option is exercised.

In addition to the receipt of premiums and the potential gains from terminating such options in closing purchase transactions, the IPO Fund also receives interest on the cash and debt securities maintained to cover the exercise price of the option. By writing a put option, the IPO Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then current market value, resulting in a potential capital loss unless the security later appreciates in value.

The IPO Fund may terminate a put option that it has written before it expires by a closing purchase transaction. Any loss from this transaction may be partially or entirely offset by the premium received on the terminated option.

Purchasing Put and Call Options. The IPO Fund may also purchase put options to protect portfolio holdings against a decline in market value. This protection lasts for the life of the put option because the IPO Fund, as a holder of the option, may sell the underlying security at the exercise price regardless of any decline in its market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs that the IPO Fund must pay. These costs will reduce any profit the IPO Fund might have realized had it sold the underlying security instead of buying the put option.

The IPO Fund may purchase call options to hedge against an increase in the price of securities that the IPO Fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the IPO Fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. These costs will reduce any profit the IPO Fund might have realized had it bought the underlying security at the time it purchased the call option.

The IPO Fund may also purchase put and call options to attempt to enhance its current return.

Risks Involved in the Sale of Options. Options transactions involve certain risks, including the risks that Renaissance Capital will not forecast interest rate or market movements correctly, that the IPO Fund may be unable at times to close out such positions, or that hedging transactions may not accomplish their purpose because of imperfect market correlations. The successful use of these strategies depends on the ability of Renaissance Capital to forecast market and interest rate movements correctly.

An exchange-listed option may be closed out only on an exchange that provides a secondary market for an option of the same series. There is no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time. If no secondary market were to exist, it would be impossible to enter into a closing transaction to close out an option position. As a result, the IPO Fund may be forced to continue to hold, or to purchase at a fixed price, a security on which it has sold an option at a time when Renaissance Capital believes it is inadvisable to do so.

Higher than anticipated trading activity or order flow or other unforeseen events might cause The Options Clearing Corporation or an exchange to institute special trading procedures or restrictions that might restrict the IPO Fund's use of options. The exchanges have established limitations on the maximum number of calls and puts of each class that may be held or written by an investor or group of investors acting in concert. It is possible that Renaissance Capital Funds and other clients of Renaissance Capital may be considered such a group. These position limits may restrict the IPO Funds' ability to purchase or sell options on particular securities. Options that are not traded on national securities exchanges may be closed out only with the other party to the option transaction. For that reason, it may be more difficult to close out unlisted options than listed options. Furthermore, unlisted options are not subject to the protection afforded purchasers of listed options by The Options Clearing Corporation.

                 Illiquid Investments and Restricted Securities

The IPO Fund may invest up to 15% of its net assets in illiquid investments (investments that cannot readily be sold within seven days) including restricted securities which do not meet the criteria for liquidity established by the Board of Trustees. Renaissance Capital, under the supervision of the Board of Trustees, determines the liquidity of the IPO Fund's investments. The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid investments may involve time-consuming negotiation and legal expenses. Restricted securities are securities that cannot be sold to the public without registration under the Securities Act of 1933. Unless registered for sale, these securities can only be sold in privately negotiated transactions or pursuant to an exemption from registration.

                                 Short Sales

The IPO Fund may seek to hedge investments or realize additional gains through short sales. Short sales are transactions in which the IPO Fund sells a security it does not own, in anticipation of a decline in the market value of that security. The IPO Fund may make a profit or incur a loss depending on whether the market price of the security decreases or increases between the date of the short sale and the date on which the IPO Fund must replace the borrowed security. To complete such a transaction, the IPO Fund must borrow the security to make delivery to the buyer. The IPO Fund then is obligated to replace the security borrowed by purchasing it at the market price at or prior to the time of replacement. The price at such time may be more or less than the price at which the IPO Fund sold the security. Until the security is replaced, the IPO Fund is required to repay the lender any dividends or interest that accrue during the period of the loan. To borrow the security, the IPO Fund also may be required to pay a premium, which would increase the cost of the security sold. The net proceeds of the short sale will be retained by the broker (or by the IPO Fund's custodian in a special custody account), to the extent necessary to meet margin requirements, until the short position is closed out. The IPO Fund also will incur transaction costs in effecting short sales. To secure its obligation to deliver the securities sold short, the IPO Fund will deposit in escrow in a separate account with its custodian, an equal amount of the securities sold short or securities convertible into or exchangeable for such securities.

All short sales must be fully collateralized, and the IPO Fund will not sell securities short if, immediately after and as a result of the sale, the value of all securities sold short by the IPO Fund exceeds 25% of its total assets. The IPO Fund may also engage in a technique known as selling short "against the box." When selling short "against the box," the IPO Fund will own an equal amount of securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as and in an amount equal to, the securities sold short. Gain will be recognized as a result of certain constructive sales including short sales against the box.

                               Securities Lending

For incremental income purposes, the IPO Fund may lend its portfolio securities constituting up to 33 1/3% of its total assets to U.S. or foreign broker-dealers, banks or institutional borrowers of securities which have been rated within the two highest grades assigned by Standard & Poor's Corporation or Moody's Investors Service or have been determined by Renaissance Capital to be of comparable quality. Renaissance Capital is responsible for monitoring compliance with this rating standard during the term of any securities lending agreement. With the loan of portfolio securities, there is a risk that the borrowing institution will failto redeliver the securities due. The IPO Fund must receive a minimum of 100% collateral, plus any interest due in the form of cash or U.S. Government securities. This collateral must be valued daily and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the IPO Fund. During the time portfolio securities are on loan, the borrower will pay the IPO Fund any dividends or interest paid on such securities plus any interest negotiated between the parties to the lending agreement. Loans will be subject to termination by the IPO Fund or the borrower at any time. While the IPO Fund will not have the right to vote securities on loan, it intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment.

                           Convertible Securities

The IPO Fund may invest in all types of common stocks and equivalents (such as convertible debt securities and warrants) and preferred stocks. The IPO Fund may invest in convertible securities which may offer higher income than the common stocks into which they are convertible. The convertible securities in which the IPO Fund may invest consist of bonds, notes, debentures and preferred stocks that may be converted or exchanged at a stated or determinable exchange ratio into underlying shares of common stock.

The IPO Fund may be required to permit the issuer of a convertible security to redeem the security, convert it into the underlying common stock or sell it to a third party. Thus, the IPO Fund may not be able to control whether the issuer of a convertible security chooses to convert that security. If the issuer chooses to do so, this action could have an adverse effect on the IPO Fund's ability to achieve its investment objective.

                         Investment Company Securities

The IPO Fund may invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the securities of any one investment company or invest more than 10% of its total assets in the securities of other investment companies. Because such other investment companies employ an investment adviser, such investment by the IPO Fund will cause shareholders to bear duplicative fees, such as management fees.

                                   Borrowing

The IPO Fund may, from time to time, borrow up to 33 1/2% of its total assets from banks at prevailing interest rates for temporary or emergency purposes and investing in additional securities. The IPO Fund's borrowings are limited so that immediately after such borrowings the value of assets (including borrowings) less liabilities (not including borrowings) is at least three times the amount of the borrowings. Should the IPO Fund, for any reason, have borrowings that do not meet the above test then, within three business days, the IPO Fund must reduce such borrowings so as to meet the necessary test. Under such a circumstance, the IPO Fund may have to liquidate portfolio securities at a time when it is disadvantageous to do so. Gains made with additional funds borrowed will generally cause the net value of the IPO Fund's shares to rise faster than could be the case without borrowings. Conversely, if investment results fail to cover the cost of borrowings, the net asset value of the Fund could decrease faster than if there had been no borrowings.

                         INVESTMENT RESTRICTIONS

The IPO Fund has adopted the following restrictions and policies relating to the investment of the assets of the IPO Fund and its activities. These are fundamental restrictions and may not be changed without the approval of the holders of a majority of the outstanding voting shares of the IPO Fund which means the lesser of (1) the holders of more than 50% of the outstanding shares of the IPO Fund or (2) 67% of the shares present if more than 50% of the shares are present at a meeting in person or by proxy.

The IPO Fund may not:

1. Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the IPO Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

2. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the IPO Fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business). Investments by the IPO Fund in securities backed by mortgages on real estate or in marketable securities of companies engaged in such activities are not hereby precluded.

3. Issue any senior security except that (a) the IPO Fund may engage in transactions that may result in the issuance of senior securities to the extent permitted under applicable regulations and interpretations of the 1940 Act or an exemptive order; (b) the IPO Fund may acquire other securities, the acquisition of which may result in the issuance of a senior security, to the extent permitted under applicable regulations or interpretations of the 1940 Act; and
(c) subject to the restrictions set forth below, the IPO Fund may borrow money as authorized by the 1940 Act.

4. Lend any security or make any other loan if, as a result, more than 33 1/3% of the IPO Fund's total assets would be lent to other parties, but this limitation does not apply to purchases of publicly issued debt securities or to repurchase agreements.

5. Underwrite securities issued by others, except to the extent that the IPO Fund may be considered an underwriter within the meaning of the Securities Act of 1933 (the "1933 Act") in the disposition of restricted securities.

6. With respect to 75% of the IPO Fund's total assets, the IPO Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result (a) more than 5% of the IPO Fund's total assets would be invested in the securities of that issuer, or (b) the IPO Fund would hold more than 10% of the outstanding voting securities of that issuer.

7. Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or repurchase agreements secured thereby) if, as a result, more than 25% of the IPO Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. In the utilities category, the industry shall be determined according to the service provided. For example, gas, electric, water and telephone will be considered as separate industries.


                       MANAGEMENT OF THE IPO FUND

Overall responsibility for management of the IPO Fund rests with the Trustees who are elected by the shareholders. The Trustees, in turn, elect the officers of the IPO Fund to actively supervise its day-to-day operations.

The Trustees and Officers of the IPO Fund and their principal occupations during the past five years are set forth below.

-----------------  ------------------------------------ ------------------------
 Name and Address   Position held with the IPO Fund      Principal Occupations
                                                         During the Past
                                                         Five Years
------------------  ---------------------------------------  -------------------
William K. Smith*     Chairman of the Board, President and   Chairman of the
325 Greenwich Avenue  Trustee                                Board, President
Greenwich, CT 06830                                          and Director,
                                                             Renaissance Capital
                                                             Corporation (1991 -
                                                             present); Senior
                                                             Vice President,
                                                             Kidder Peabody
                                                             (1989-1991); Vice
                                                             President, Bear
                                                             Stearns (1987-1989)


-------------------- --------------------------------- ------------------------
-------------------- --------------------------------- ------------------------
Linda R. Killian*      Vice President, Secretary,      Vice President and
325 Greenwich Avenue   co-Chief Investment Officer     Director, Renaissance
Greenwich, CT 06830    and Trustee                     Capital Corporation
                                                       (1992-present);
                                                       Senior Vice President,
                                                       Wertheim Schroder (1989
                                                       -1992); Vice President
                                                       and Portfolio Manager,
                                                       Citicorp Investment
                                                       Management (1984-1989)
------------------------- -------------------------- --------------------------
------------------------- -------------------------- ---------------------------
Kathleen Shelton Smith*   Vice President, Treasurer,  Vice President, Treasurer,
325 Greenwich Avenue      co-Chief Investment         Secretary and Director,
Greenwich, CT 06830       Officer and Trustee         Renaissance Capital
                                                      Corporation (1991-
                                                      present); Director,
                                                      Merrill Lynch Capital
                                                      Markets (1983-1991)
-------------------   ---------------------       -----------------------------
-------------------   ---------------------       -----------------------------
Martin V. Alonzo              Trustee             Chairman, President and Chief
c/o Chase Industries Inc.                         Executive Officer, Chase
PO Box 152                                        Industries Inc. (1990-
Montpelier, OH 43543                              present); Advisor to Maxxam
                                                  Group (1987-1990); Senior Vice
                                                  President and President, AMAX
                                                  (1967-1987)
------------------- -----------------------     -------------------------------
------------------  -----------------------     -------------------------------
Warren K. Greene              Trustee          Senior Vice President, Trendlogic
c/o Trendlogic Associates, Inc.                Inc., an investment adviser and
One Fawcett Place                              trading advisor (1995-present);
Greenwich, CT 06830                            Consultant to Mutual Funds
                                               (1993-1994); President, Chief
                                               Executive Officer and Investment
                                               Officer, American Investor Funds
                                               (1965-1993)
----------------   ------------------------    --------------------------------

------------------    -----------------     ------------------------------------
Name and Address       Position held        Principal Occupations During the
                       with the IPO Fund    Past Five Years
------------------    -------------------   ------------------------------------
Philip D. Gunn              Trustee         Principal, Growth Capital
Growth Capital Partners, Inc.               Partners, Inc., (1995-present);
520 Madison Avenue                          Founder and President, Philip D.
New York, N.Y. 10022                        Gunn, a merchant banking firm
                                            (1982-present)

--------------------   -----------------        -------------------------------
--------------------   -----------------        -------------------------------
Gerald W. Puschel           Trustee             President, F. Schumacher & Co.
c/o F. Schumacher & Co.                         (1989-present); President,
79 Madison Avenue                               Waverly Fabrics (1980-1989)
New York, NY  10016


--------------------   ------------------       -------------------------------

*The following table indicates the estimated compensation to be paid to each Trustee from Renaissance Capital Greenwich Funds for the IPO Fund's most recently completed fiscal year. Trustees who are "interested persons" of the IPO Fund , as defined in the 1940 Act. The Trustees of the IPO Fund who are officers or employees of the investment adviser receive no remuneration from the IPO Fund. Each of the other Trustees has agreed to waive his fees at this time. Kathleen S. and William K. Smith are married.


The following table indicates the estimated compensation to be paid to each Trustee from the Renaissance Capital Funds for a 12-month period ended September 30, 1998.

---------- ------------ ----------------- ------------ =================
            Pension or   Estimated Annual  Total          Total
            Retirement   Annual            Compensation   Compensation
            Benefits     Benefits          from           from "Fund
            Accrued as   Upon              Fund           Complex"
            Portfolio    Retirement
            Expenses
----------- --------
----------- --------     ---------------   ------------ ===============
 William K.   -0-            -0-               -0-            -0-
 Smith,
 Trustee
----------- --------     ---------------   ------------ ===============
----------- --------     ---------------   ------------ ===============
 Linda R.     -0-            -0-               -0-            -0-
 Killian,
 Trustee
----------- --------     ---------------   ------------ ===============
----------- --------     ---------------   ------------ ===============
 Kathleen     -0-            -0-               -0-            -0-
 Shelton
 Smith,
 Trustee
----------- --------     --------------     ----------- ===============
----------- --------     --------------     ----------- ===============
 Martin V.
 Alonzo,      -0-             -0-              -0-            -0-
 Trustee
----------- --------     --------------     ----------- ===============
----------- --------     --------------     ----------- ===============
 Warren K.
 Greene,      -0-             -0-              -0-            -0-
 Trustee
----------- --------     --------------     ----------- ===============
----------- --------     --------------     ----------- ===============
 Philip D.
 Gunn,        -0-             -0-              -0-            -0-
 Trustee
----------- --------     --------------     ----------- ===============
----------- --------     --------------     ----------- ===============
 Gerald W.
 Puschel,     -0-             -0-              -0-            -0-
 Trustee
----------- --------     --------------     ----------- ===============

(1)  Currently  there  is only  the IPO Fund in the  Renaissance  Capital  Funds
Complex.

Control persons owning 6% or more of the IPO Fund as of September 30, 1998 are:

Trustees and officers together own % of the IPO Fund.

                    INVESTMENT ADVISORY AND OTHER SERVICES

As described in the Prospectus, Renaissance Capital is the IPO Fund's investment adviser, providing services under the advisory and service contracts. Renaissance Capital has been a registered investment adviser since August 1994 and it and its predecessor have been operating since September 1991.

The principal executive officers and directors of Renaissance Capital are: William K. Smith, Chairman and President; Kathleen Shelton Smith, Director, Vice President, Secretary and Treasurer; and Linda R. Killian, Director and Vice President. Renaissance Capital is wholly owned by the three principals.

The investment advisory agreement between the IPO Fund and Renaissance Capital dated October 10, 1997 provides for an advisory fee at an annual rate of 1.50% of the IPO Fund's average daily net assets during the year.

The investment advisory agreement provides that Renaissance Capital shall render investment advisory and other services to the IPO Fund including, at its expense, all administrative services, office space and the services of all officers and employees of the IPO Fund. The IPO Fund pays all other expenses not assumed by Renaissance Capital, including taxes, interest, brokerage commissions, insurance premiums, fees and expenses of the custodian and shareholder servicing agent, legal, audit and fund accounting expenses, fees and expenses in connection with qualification under federal and state securities laws, and costs of shareholder reports and proxy materials.

It is possible that certain of Renaissance Capital's clients may have investment objectives similar to the IPO Fund and certain investments may be appropriate for the IPO Fund and for other clients advised by Renaissance Capital. From time to time, a particular security may be bought or sold for only one client's portfolio or in different amounts and at different times for more than one but less than all such clients. In addition, a particular security may be bought for one or more clients when one of more clients are selling such security, or purchases or sales of the same security may be made for two or more clients at the same time. In such an event, such transactions, to the extent practicable, will be averaged as to price and allocated as to amount in proportion to the amount of each order. In some cases, this procedure could have a detrimental effect on the price or amount of the securities purchased or sold by the IPO Fund. In other cases, however, it is believed that the ability of the IPO Fund to participate, to the extent permitted by law, in volume transactions will produce less expensive brokerage costs.

The officers, directors, employees of Renaissance Capital and its affiliates may from time to time own securities that are also held in the IPO Fund's portfolio. Renaissance Capital has adopted a Code of Ethics which requires among other things, duplicate confirms of security transactions for each account and restricting trading in various types of securities to avoid possible conflicts of interest.

Renaissance Capital may from time to time, directly or through affiliates, enter into agreements to furnish for compensation special research or financial services to companies, including services in connection with acquisitions, mergers, or financings. In the event that such agreements are in effect with respect to issuers of securities held in the portfolio of the IPO Fund, specific reference to such agreements will be made in the "Schedule of Investments" in shareholder reports of the IPO Fund. As of the date of this Statement of Additional Information, no such agreements exist.

                              Fund Administration

Under an Administration and Fund Accounting Agreement (the "Administration Agreement"), Chase Global Funds Services Company (the "Administrator"), located at 73 Tremont Street, Boston, Massachusetts 02108, generally supervises certain operations of the IPO Fund, subject to the over-all authority of the Board of Trustees.

For its services, the Administrator receives a maximum annual fee of .17%, computed daily and payable monthly as a percent of assets under management.




                              SHAREHOLDER SERVICES

The IPO Fund has entered into shareholder servicing agreements with certain shareholder servicing agents under which the shareholder servicing agents have agreed to provide certain support services to their customers who beneficially own shares of the IPO Fund. These services include assisting with purchase and redemption transactions, maintaining shareholder accounts and records, furnishing customer statements, transmitting shareholder reports and communications to customers and other similar shareholder liaison services. For performing these services, each shareholder servicing agent receives an annual fee of up to 0.25% of the average daily net assets of shares of the IPO Fund held by investors for whom the shareholder servicing agent maintains a servicing relationship. Shareholder servicing agents may subcontract with other parties for the provision of shareholder support services.

Shareholder servicing agents may offer additional services to their customers, such as pre-authorized or systematic purchase and redemption plans. Each shareholder servicing agent may establish its own terms and conditions, including limitations on the amounts of subsequent transactions, with respect to such services. Certain shareholder servicing agents may (although they are not required by the IPO Fund to do so) credit to the accounts of their customers from whom they are already receiving other fees an amount not exceeding such other fees or the fees for their services as shareholder servicing agents.

In approving the Distribution Plan ("the Plan") in accordance with the requirements of Rule 12b-1 under the 1940 Act, the Trustees (including the Independent Trustees, being Trustees who are not "interested persons", as defined by the 1940 Act, of the Renaissance Capital Funds and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan) considered various factors and determined that there is a reasonable likelihood that the Plan will benefit the IPO Fund and its shareholders. The Plan will continue in effect from year to year if specifically approved annually (a) by the majority of the IPO Fund's outstanding voting shares or by the Board of Trustees and (b) by the vote of a majority of the Independent Trustees. While the Plan remains in effect, the Principal Financial Officer shall prepare and furnish to the Board of Trustees a written report setting forth the amounts spent by the IPO Fund under the Plan and the purposes for which such expenditures were made. The Plan may not be amended to increase materially the amount to be spent for distribution without shareholder approval and all material amendments to the Plan must be approved by the Board of Trustees and by the Independent Trustees cast in person at a meeting called specifically for that purpose. While the Plan is in effect, the selection and nomination of the Independent Trustees shall be made by those Independent Trustees then in office.

Custodian, Transfer and Dividend Disbursing Agent

Chase Global Fund Services, which has its principal custodial address at 73 Tremont Street, Boston, MA 02108-3913, acts as custodian of the IPO Fund's investments, and also serves a the IPO Fund's Transfer and Dividend Disbursing Agent.

                          BROKERAGE ARRANGEMENTS

Orders for the purchase and sale of portfolio securities are placed with brokers and dealers who, in the judgment of Renaissance Capital, are able to execute them as expeditiously as possible and at the best obtainable price. Purchases and sales of securities which are not listed or traded on a securities exchange will ordinarily be executed with primary market makers acting as principal, except when it is determined that better prices and executions may otherwise be obtained. Renaissance Capital is also authorized to place purchase or sale orders with brokers or dealers who may charge a commission in excess of that charged by other brokers or dealers if the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Such services may include but are not limited to information as to the availability of securities for purchase and sale; statistical or factual information or opinions pertaining to investments; and appraisals or evaluations of portfolio securities. Such allocations will be in such amounts and in such proportions as Renaissance Capital may determine. A portion of the IPO Fund's brokerage commissions may be paid to Renaissance Capital Investments, Inc. (the "Broker/Dealer"), an affiliate of Renaissance Capital.

Renaissance Capital undertakes that such higher commissions will not be paid by the IPO Fund unless (1) Renaissance Capital determines in good faith that the amount is reasonable in relation to the services in terms of the particular transaction or in terms of Renaissance Capital's overall responsibilities to the IPO Fund, (2) such payment is made in compliance with the provisions of Section 28 (e) of the Securities and Exchange Act of 1934 and other applicable state and federal laws, and (3) in the opinion of Renaissance Capital the total commissions paid by the IPO Fund are reasonable in relation to the expected benefits to the IPO Fund over the long term. The investment advisory fees paid by the IPO Fund under the investment advisory agreement are not reduced as a result of the IPO Fund's receipt of research services.

Consistent with both the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and such policies as the Board of Trustees may determine, and subject to seeking best execution, Renaissance Capital may consider sales of shares of the IPO Fund as a factor in the selection of dealers to execute portfolio transactions for the IPO Fund.

The Board of Trustees has adopted procedures incorporating the standards of Rule 17e-1 under the 1940 Act which requires that the commissions paid to the Broker/Dealer or any other "affiliated person" be "reasonable and fair" compared to the commissions paid to other brokers in connection with comparable transactions. The procedures require that Renaissance Capital furnish reports to the Trustees with respect to the payment of commissions to affiliated brokers and maintain records with respect thereto.

Section 10(f) of the 1940 Act generally prohibits an investment company from acquiring, during the existence of any underwriting or selling syndicate, any securities the principal underwriter of which is affiliated with the investment company's investment adviser. Rule 10f-3, however, permits an investment company to purchase such securities if certain procedures are followed. These conditions include (i) that the securities to be purchased are part of a registered offering or are municipal securities; (ii) that the securities are purchased at not more than the public offering price; (iii) that the securities are offered pursuant to an underwriting agreement; (iv) that the commissions paid are fair and reasonable; (v) that the securities meet certain qualifications and ratings;
(vi) that the amount of securities purchased are limited to up to 25% of the principal amount of the offering; and (vii) that the investment company may not purchase such securities directly or indirectly from certain affiliated persons. The procedures must be approved and reviewed annually by the Board of Trustees of the investment company.

                              HOW TO BUY SHARES
(See also "Net Asset Value"and "Investing in the IPO Fund"in the IPO Fund's
 Prospectus)

Shares of the IPO Fund are purchased at the net asset value next calculated after receipt of a purchase order. The IPO Fund reserves the right to reduce or waive the minimum purchase requirements in certain cases such as pursuant to payroll deduction plans, etc., where subsequent and continuing purchases are contemplated. Shares of the IPO Fund may be purchased by various tax-sheltered retirement plans. Upon request, the Broker/Dealer will provide information regarding eligibility and permissible contributions. Because a retirement plan is designed to provide benefits in future years, it is important that the investment objective of the IPO Fund be consistent with the participant's retirement objectives and time horizon. Premature withdrawals from a retirement plan may result in adverse tax consequences. For more complete information, contact the Broker/Dealer at 1-888-IPO-FUND during New York business hours.

                            HOW TO REDEEM SHARES
   (See also "Redeeming IPO Fund Shares" in the IPO Fund's Prospectus)

The right of redemption may be suspended, or the date of payment postponed beyond the normal two-day period by the IPO Fund under the following conditions authorized by the 1940 Act: (1) for any period (a) during which the New York Stock Exchange is closed, other than customary weekend and holiday closures, or
(b) during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which (a) disposal by the IPO Fund of securities owned by it is not reasonably practical, or (b) it is not reasonably practical for the IPO Fund to determine the fair value of its net assets; (3) for such other periods as the SEC may by order permit for the protection of the IPO Fund's shareholders.

It is possible that conditions may exist in the future which would, in the opinion of the Board of Trustees, make it undesirable for the IPO Fund to pay for redemptions in cash. In such cases the Board may authorize payment to be made in portfolio securities or other property of the IPO Fund. However, the IPO Fund has obligated itself under the 1940 Act to redeem for cash all shares presented for redemption by any one shareholder up to $250,000 (or 1% of the IPO Fund's net assets if that is less) in any 90-day period. Securities delivered in payment of redemptions are valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving such securities may incur brokerage costs on their sales.



                          VALUATION OF SECURITIES

Portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Short-term investments are carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the IPO Fund's Board of Trustees. Expenses and fees, including the management fee and distribution and service fees, are accrued daily and taken into account for the purpose of determining the net asset value of the IPO Fund's shares.

Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Board of Trustees, are valued at fair value as determined in good faith by the Board of Trustees. The Board of Trustees will review the method of valuation on a current basis. In making their good faith valuation of restricted securities, the Board of Trustees generally will take the following factors into consideration: restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Board of Trustees if the Trustees believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board of Trustees.


                                        TAXES

The IPO Fund intends to qualify each year as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). By so qualifying, the IPO Fund will not be subject to Federal income taxes to the extent that it distributes its net investment income and realized net capital gains.

Distributions of investment income and of the excess of net short-term capital gain over net long-term capital loss are taxable as ordinary income (whether or not reinvested in additional IPO Fund shares). Distributions of the excess of net long-term capital gain over net short-term capital loss (net capital gains) are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the IPO Fund have been held by such shareholders and regardless of whether the distribution is received in cash or in additional shares of the IPO Fund. It is expected that dividends will constitute a small portion of the IPO Fund's gross income.

The Code requires each regulated investment company to pay a nondeductible 4% excise tax to the extent the company does not distribute, during each calendar year, an amount equal to 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year). The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year. The IPO Fund anticipates that it will make sufficient timely distributions to avoid imposition of the excise tax.

Options and futures contracts entered into by the IPO Fund will be subject to special tax rules. These rules may accelerate income to the IPO Fund, defer IPO Fund losses, cause adjustments in the holding periods of IPO Fund securities, convert capital gains into ordinary income and convert short-term capital losses into long-term capital losses. As a result, these rules could affect the amount, timing and character of IPO Fund distributions.

A distribution by the IPO Fund will result in a reduction in the IPO Fund's net asset value per share. Such a distribution is taxable to the shareholder as ordinary income or capital gain as described above even though, from an investor standpoint, it may constitute a return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive a return of capital on the distribution that nevertheless is taxable to them. All distributions, whether received in cash or reinvested in shares, must be reported by each shareholder on his or her federal income tax. Under the Code, dividends declared by the IPO Fund in October, November and December of any calendar year, and payable to shareholders of record in such a month, shall be deemed to have been received by the shareholder on December 31 of such calendar year if such dividend is actually paid in January of the following calendar year. The IPO Fund intends to pay all dividends during the month of December so that it will not be affected by this rule.

A shareholder may realize a capital gain or capital loss on the sale or redemption of shares of the IPO Fund. The tax consequences of a sale or redemption depend on several factors, including the shareholder's tax basis in the shares sold or redeemed and the length of time the shares have been held. Basis in the shares may be the actual cost of those shares (net asset value of the IPO Fund shares on purchase or reinvestment date). Under certain circumstances, a loss on the sale or redemption of shares held for six months or less may be treated as a long-term capital loss to the extent that the IPO Fund has distributed long-term capital gain dividends on such shares. Moreover, a loss on a sale or redemption of IPO Fund shares will be disallowed to the extent the shareholder purchases other shares of the IPO Fund within 30 days before or after the date the shares are sold or redeemed.

For Federal income tax purposes, distributions paid from net investment income and from any realized net short-term capital gains are taxable to shareholders as ordinary income, whether received in cash or in additional shares. Dividends are taxable as ordinary income, whereas capital gain distributions are taxable as long-term capital gains. The 70% dividends-received deduction for corporations will apply only to the proportionate share of the dividend attributable to dividends received by the IPO Fund from domestic corporations.

Any dividend or capital gain distribution paid shortly after a purchase of shares of the IPO Fund will have the effect of reducing the per share net asset value of such share by the amount of the dividend or distribution. Furthermore, even if the net asset value of the shares of the IPO Fund immediately after a dividend or distribution is less than the cost of such shares to the investor, the dividend or distribution will be taxable to the investor.

The IPO Fund is required to withhold federal income tax at a rate of 31% ("backup withholding") from dividend payments and redemption and exchange proceeds if an investor fails furnish the IPO Fund with his social security number or other tax identification number or fails to certify under penalty of perjury that such number is correct or that he is not subject to backup withholding due to the underreporting of income. The certification form is included as part of the share purchase application and should be completed when the account is opened. Corporations, other exempt individuals or entities, and foreign individuals that furnish the IPO Fund with proper notification of their foreign status will not be subject to backup withholding.

This section is not intended to be a full discussion of present or proposed federal income tax laws and the effect of such laws on an investor. Investors are urged to consult their respective tax advisers for a complete review of the tax ramifications of an investment in the IPO Fund.




                             PERFORMANCE INFORMATION

General

From time to time, quotations of the IPO Fund's performance may be included in advertisements, sales literature or reports to shareholders or prospective investors. These performance figures are calculated in the following manner.

Average Annual Total Return

Average annual total return is the average annual compound rate of return for periods of one year, five years, and ten years, all ended on the last day of a recent calendar quarter. Average annual total return quotations reflect changes in the price of the IPO Fund's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in IPO Fund shares. Average annual total return is calculated by computing the average annual compound rates of return of a hypothetical investment over such periods, according to the following formula (average annual total return is then expressed as a percentage):

T = (ERV/P)1/n - 1

               Where:

               T      =    Average annual total return

               P      =    A hypothetical initial investment of $1,000

               n      =    Number of years

               ERV = Ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

It should be noted that average annual total return is based on historical earnings and based on changes in market conditions and the level of the IPO Fund's expenses.

In connection with communicating its average annual total return to current or prospective shareholders, the IPO Fund also may compare these figures to the performance of other mutual funds tracked by the mutual fund rating services or to unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management cost.

Comparison of Portfolio Performance

Comparison of the quoted non-standardized performance of various investments is valid only if performance is calculated in the same manner. Because there are different methods of calculating performance, investors should consider the effect of the methods used to calculate performance when comparing performance of the IPO Fund with performance equated with respect to other investment companies or types of investments.

Marketing and other IPO Fund literature may include a description of the potential risks and rewards associated with an investment in the IPO Fund. The description may include a "risk/return spectrum" which compares the IPO Fund to other Funds investing in IPOs or broad categories of funds, such as money market, bond or equity funds, in terms of potential risk and returns. Money market funds are designed to maintain a constant $1.00 share price and have a fluctuating yield. Share price, yield and total return of a bond fund will fluctuate. The share price and return of an equity fund also will fluctuate. Risk/return spectrums also may depict funds that invest in both domestic and foreign securities or a combination of bond and equity securities.


ADDITIONAL INFORMATION

Description of Shares

Renaissance Capital Funds is a Delaware business trust. The Delaware Trust Instrument authorizes the Trustees to issue an unlimited number of shares, which are units of beneficial interest, without par value. The Trust Instrument authorizes the Trustees to divide or redivide any unissued shares of the Renaissance Capital Funds into one or more additional series by setting or changing in any one or more aspects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Trustees may grant in their discretion. When issued for payment, as described in the Prospectus and this Statement of Additional Information, Renaissance Capital Fund's shares will be fully paid and non-assessable. In the event of a liquidation or dissolution of Renaissance
Capital Funds, shares of the IPO Fund are entitled to receive the assets available for distribution belonging to the IPO Fund, and a proportionate distribution, based upon the relative asset values of the respective funds of the Renaissance Capital Funds, of any general assets not belonging to any particular fund that are available for distribution.

Shares of Renaissance Capital Funds are entitled to one vote per share (with proportional voting for fractional shares) on such matters as shareholders are entitled to vote. On any matter submitted to a vote of the shareholders, all shares are voted separately by individual series (funds), and whenever the Trustees determine that the matter affects only certain series, may be submitted for a vote by only such series, except (1) when required by the 1940 Act, shares are voted in the aggregate and not by individual series; and (2) when the Trustees have determined that the matter affects the interests of more than one series and that voting by shareholders of all series would be consistent with the 1940 Act, then the shareholders of all such series shall be entitled to vote thereon (either by individual series or by shares voted in the aggregate, as the Trustees in their discretion may determine). The Trustees may also determine that a matter affects only the interests of one or more classes of a series, in which case (or if required under the 1940 Act) such matter shall be voted on by such class or classes. There will normally be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees have been elected by the shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. In addition, Trustees may be removed from office by a vote of the holders of at least two-thirds of the outstanding shares of Renaissance Capital Funds. A meeting shall be held for such purpose upon the written request of the holders of not less than 10% of the outstanding shares. Upon written request by ten or more shareholders meeting the qualifications of Section 16(c) of the 1940 Act, (i.e. persons who have been shareholders for at least six months, and who hold shares having a net asset value of at least $25,000 or constituting 1% of the outstanding shares) stating that such shareholders wish to communicate with the other shareholders for the purpose of obtaining the signatures necessary to demand a meeting to consider removal of a Trustee, Renaissance Capital Funds will provide a list of shareholders or disseminate appropriate materials (at the expense of the requesting shareholders). Except as set forth above, the Trustees shall continue to hold office and may appoint their successors.

Shareholder and Trustee Liability

The Delaware Business Trust Act provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to shareholders of Delaware corporations, and the Delaware Trust Instrument provides that shareholders of Renaissance Capital Funds shall not be liable for the obligations of Renaissance Capital Funds. The Delaware Trust Instrument also provides for indemnification out of the trust property of any shareholder held personally liable solely by reason of his or her being or having been a shareholder. The Delaware Trust Instrument also provides that Renaissance Capital Funds shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of Renaissance Capital Funds, and shall satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered to be extremely remote.

The Delaware Trust Instrument states further that no Trustee, officer, or agent of Renaissance Capital Funds shall be personally liable in connection with the administration or preservation of the assets of the IPO Fund or the conduct of Renaissance Capital Funds's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or Renaissance Capital Funds shall look solely to the assets of Renaissance Capital Funds for payment.


                              FINANCIAL STATEMENTS

The financial statements and Report of Independent Accounts for the year ended September 30, 1998 are contained in the Annual Report, which is hereby incorporated by reference.


























                           PART C. OTHER INFORMATION

ITEM 23. Exhibits

                           (a) Amended Certificate of Trust dated October 30, 1997 is rated herein by reference to Exhibit 99.B1(a) to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-0000012.

                           Delaware Trust Instrument dated January 8, 1997 is incorporated herein by reference to Exhibit 99.B1(b) to the Registrant's Registration Statement on Form N-1A filed electronically on February 6, 1997, accession number 0001026634-97-000003.

                      (b) Bylaws dated February 3, 1997 is incorporated herein by reference to Exhibit 99.B2 to the Registrant's Registration Statement on Form N-1A filed electronically on February 6, 1997, accession number 0001026634-97-000003.

                      (c)  None.

                      (d) Form of Investment Advisory Agreement between the Registrant and Renaissance Capital Corporation is incorporated herein by reference to Exhibit 99.B5 to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-000012.

                      (e) Form of Distribution Agreement between Registrant and Renaissance Capital Investments, Inc. is incorporated herein by reference to Exhibit 99.B6
                           (a) to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-000012.

                           Form of Selected Dealer Agreement is incorporated herein by reference to Exhibit 99.B6(b) to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-000012.

                      (f)  None.

                      (g) Form of Domestic Custody Agreement between the Registrant and The Chase Manhattan Bank is incorporated herein by reference to Exhibit 99.B8(a) to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-000012.

                      (h) Form of Administration, Accounting and Transfer Agency Services Agreement between the Registrant and Chase Global Fund Services Company is incorporated herein by reference to Exhibit 99.B9 to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, number 0001026634-97-000012.

                      (i) Opinion of Kramer Levin Naftalis & Frankel LLP is hereby incorporated by reference to Exhibit 99.B10
                           (a) to the Registrant's Registration Statement on Form N-1A filed electronically on December 18, 1997, accession number 0001026634-97-000015.

                           Opinion of Morris, Nichols, Arsht & Tunnell is hereby incorporated by reference to Exhibit 99.B10(b) to the Registrants Registration statement of Form N-1A filed electronically on December 18, 1997, accession number 0001026634-97-000015.

                      (j) Consent of Kramer, Levin, Naftalis & Frankel is filed herewith.

                           Consent of Tait, Weller & Baker is filed herewith.

                      (k)  None.

                      (l) Form of Investment Letter is incorporated herein by reference to Exhibit 99.B13 to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, accession number 0001026634-97-000012.

                      (m) Form of Rule 12b-1  Distribution  Plan is incorporated herein by reference to Exhibit 99.B15 to the Registrant's Registration Statement on Form N-1A filed electronically on October 31, 1997, number 0001026634-97-000012.

                      (n) Financial Data Schedule is filed herewith.

                      (o)  None.


ITEM 24. Persons Controlled By or Under Common Control with Registrant

         None.



ITEM 25. Indemnification

         Article X, Section 10.02 of the Registrant's Delaware Trust Instrument,
         incorporated   herein   as   Exhibit  2   hereto,   provides   for  the
         indemnification of Registrant's Trustees and officers, as follows:

         Section 10.02  Indemnification.

           (a) Subject to the exceptions and limitations contained in Subsection 10.02(b):

                  (i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

                  (ii) the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

           (b) No  indemnification  shall be  provided  hereunder  to a  Covered
               Person:

                  (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

                  (ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

           (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

           (d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.02."

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons or Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Investment Company Act of 1940, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 26.   Business and Other Connections of Investment Adviser

           Renaissance Capital Corporation, Registrant's investment adviser, is a registered investment adviser providing research on initial public offerings to institutional and individual investors. The directors and officers of
Renaissance Capital Corporation have held the following positions of a substantial nature:

Name              Position with the Adviser      Other Employment

William K.        Chairman                  Chairman of the Board and President
Smith             of the                    of Renaissance Capital Investments,
                  Board, and                Inc., the underwriter
                  Director
Kathleen
Shelton Smith     Vice President,           Secretary, Treasurer and Director
                  Secretary,                of the underwriter
                  Treasurer and
                  Director

Linda R.          Vice President,           Vice President, Assistant Secretary
Killian           Assistant                 and Director of the underwriter
                  Secretary and
                  Director

The business address of each of the officers and directors is 325 Greenwich Avenue, Greenwich, CT 06830.

Item 27.  Principal Underwriters

           (a)     Not applicable.

           (b) Renaissance Capital Investments, Inc. serves as underwriter to the Registrant. The following information is provided with
                  respect   to  each   director,   officer  or  partner  of  the
                  underwriter:

=============-----------------------------------------==========================
Name and         Positions and offices                    Positions and offices
principal        with Underwriter                         with Registrant
business
address
=============-----------------------------------------==========================
William K.
Smith            Chairman of the Board and President      Chairman of Board,
325 Greenwich                                             President and Trustee
Avenue
Greenwich,
Connecticut 06830
==================-------------------------------------=========================
Kathleen
Shelton Smith     Secretary, Treasurer and Director        Vice President,
325 Greenwich Avenue                                       Treasurer, co-Chief
Greenwich,                                                 Investment Officer
Connecticut 06830                                          and Trustee
================================================================================
Linda R.
Killian               Vice President, Assistant            Vice President,
325 Greenwich Avenue  Secretary and Director               Secretary, Chief
Greenwich,                                                 Investment Officer
Connecticut 06830                                          and Trustee
================================================================================

           (c) Not applicable.

ITEM 28.   Location of Accounts and Records

           The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "1940 Act") and the Rules thereunder are maintained at the offices of Chase Global Funds Services Company, 73 Tremont Street, Boston, Massachusetts 02108. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are maintained at the offices of the Registrant's custodian, as listed under "Investment Advisory and Other Services" in Part B to this Registration Statement.

ITEM 29.   Management Services

                  Not applicable.

ITEM 30.   Undertakings

                  Registrant undertakes that, if requested to do so by the holders of at least 10% of the Registrant's outstanding shares, a shareholder meeting will be called for the purpose of voting upon the removal of a director or directors and that communications with other shareholders will be assisted as provided by Section 16(c) of the 1940 Act.

                                                     SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, and the State of Connecticut on this 23rd day of December, 1998.

                                        RENAISSANCE CAPITAL GREENWICH FUNDS


                                        By:             /S/
                                           _____________________________________
                                                     William K. Smith, President

===============================================================================
           Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of December, 1998.


______/S/___________                       Chairman, President
William K. Smith                           and Trustee


______/S/___________                       Vice President, Treasurer,
Kathleen Shelton Smith                     Co-Chief Investment Officer and
                                           Trustee


_____/S/____________                       Vice President, Secretary,
Linda R. Killian                           Co-Chief Investment Officer and
                                           Trustee

____/S/_____________                       Trustee
Martin V. Alonzo

____/S/_____________                       Trustee
Warren K. Greene

____/S/_____________                       Trustee
Philip D. Gunn

____/S/_____________                       Trustee
Gerald W. Puschel

   /S/
----------------------
By Susan Penry-Williams
     Attorney In Fact

                                EXHIBIT INDEX


Exhibit (j)         Consent of Kramer Levin Naftalis & Frankel LLP.

                    Consent of Tait, Weller & Baker.

                                   Kramer Levin Naftalis & Frankel LLP
                                       9 1 9 T H I R D A V E N U E
                                       NEW YORK, N.Y. 10022 B 3852
                                             (212) 715 B 9100
                                         FAX:(212) 715-8000
                                                 -----

                                         December 21, 1998

Renaissance Capital Greenwich Funds
325 Greenwich Avenue
Greenwich, CT 06830

          Re:  Renaissance Capital Greenwich Funds
               File Nos. 33-21311; 811-08049
               ____________________________________

Ladies and Gentlemen:

          We hereby consent to the reference of our firm as Counsel in this Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A.

                                        Very truly yours,


                                        KRAMER LEVIN NAFTALIS & FRANKEL LLP

KRAMER LEVIN NAFTALIS & FRANKEL LLP

David Rapozo
December 1, 1998
Page 2

                 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

          We consent to the use of our report dated November 6, 1998 on the financial statements and the financial highlights of The IPO Plus Aftermarket Fund, a series of Renaissance Capital Greenwich Funds. Such financial statements and financial highlights appear in the 1998 Annual Report to Shareholders which is incorporated by reference in the Post-Effective Amendment to the Registration Statement on Form N-1A of Renaissance Capital Greenwich Funds. We also consent to the references to our Firm in the Registration Statement and Prospectus.

                                                TAIT, WELLER, & BAKER

Philadelphia, Pennsylvania
December 21, 1998

                                   Kramer Levin Naftalis & Frankel LLP
                                       9 1 9  T H I R D  A V E N U E
                                       NEW YORK, N.Y. 10022 B 3852
                                             (212) 715 B 9100
                                         FAX:(212) 715-8000
                                                 -----

                                          WRITER'S DIRECT NUMBER (212) 715-7588

                                            December 23, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                           Re:      Renaissance Capital Greenwich Funds
                                    File Nos. 33-21311; 811-8049

Dear Sir/Madam:

                  On behalf of Renaissance Capital Greenwich Funds (the "Registrant"), and pursuant to Rule 485(a)(1) promulgated under the Securities Act of 1933, as amended (the"1933 Act"), we are electronically filing via EDGAR Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A.

                  Pursuant to Rule 485(a)(1) of the 1933 Act, it is proposed that the Post-Effective Amendment will become effective on February 26, 1999.

                  In the event you have any questions concerning this filing, please do not hesitate to call me at the above number.

                                Very truly yours,




                                 Laura E. Fahey


cc:      Ms. Linda Killian
         Aviva Grossman, Esq.
         Susan Penry-Williams, Esq.